FORM 11-K





       [ ]                  ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Fiscal Year Ended March 31, 1997



                                       OR


       [ X ]              TRANSITION REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the Transition Period from July 1, 1996 to March 31, 1997




                          Commission File Number 1-5571





                         TANDY EMPLOYEES INVESTMENT PLAN
                              (full title of plan)









                                TANDY CORPORATION
                              1800 One Tandy Center
                             Fort Worth, Texas 76102


           (Name of issuer and address of principal executive office)

                         TANDY EMPLOYEES INVESTMENT PLAN



                                FORT WORTH, TEXAS




















                              REPORT OF EXAMINATION


                                 MARCH 31, 1997

                                 C O N T E N T S





Page


CERTIFIED  PUBLIC  ACCOUNTANT'S  REPORT  .  .  .  . . . . ..        4


STATEMENT  OF  FINANCIAL  CONDITION  .  .  .  . . . . . . ..        5


STATEMENT  OF  INCOME  AND  CHANGES  IN PLAN  EQUITY  . . ..        6


NOTES  TO  FINANCIAL  STATEMENTS  .  .  .  .  . . . . . . ..     7-13


ADDITIONAL  INFORMATION  .  .  .  . . . . . . . . . . . . .     14-15


SIGNATURE  PAGE  .  .  .  .  .  . . . . . . . . . . . . . ..       16


INDEX  TO  EXHIBITS  .  .  .  .  .  . . . . . . . . . . . ..       17


CONSENT  OF  INDEPENDENT  ACCOUNTANT  .  .  .  .  . . . . ..       18

                             Curtis B Morrison, CPA
                              4009 Seminole Trail
                             Granbury, Texas 76048
                              Metro (817) 279-0105

The Administrative Committee and Participants of
Tandy Employees Investment Plan
Fort Worth, Texas

                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan as of March 31, 1997 and June 30, 1996, and the related statement of income and changes in the plan equity for the nine months ended March 31, 1997 and for years ended June 30, 1996 and 1995. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan as of March 31, 1997 and June 30, 1996, and results of its changes therein for the nine months ended March 31, 1997 and the years ended June 30, 1996 and 1995, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/CURTIS  B.  MORRISON, CPA
Fort Worth, Texas
June 16, 1997                  -4-

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                                 MARCH 31, 1997
                                AND JUNE 30, 1996

                                   PLAN ASSETS

                                          1997                   1996
                                          ----                   ----

Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $0 in 1997
 and $814,753.87 in 1996)               $        0           $15,724,804.75
                                        ----------          --------------

Investments in Securities of
Unaffiliated Issuers (Note B):
  Other Securities - Short Term
  Money Market Fund(Cost $0 in
  1997 and $220,794.49 in 1996)         $        0          $    220,794.49
                                        ----------          ---------------


Accrued Receivables:
 Interest                               $        0          $        865.92
 Proceeds Due from Stock Trade                   0                41,269.00
                                        ----------                ---------
                                        $        0          $     42,134.92
                                        ----------          ---------------

Cash in Bank                            $        0          $             0
                                        ----------          ---------------


Plan Assets:
 Tandy Employees Investment Plan
  (Special Account)(Note F)            $         0          $    367,071.61
                                       -----------          ---------------
                                       $         0          $ 16,354,805.77
                                       ===========          ===============


                           LIABILITIES AND PLAN EQUITY

Liabilities:
 Due to Former Plan Participants      $         0          $    262,131.54

Plan Equity:
 Participants' Interest in Tandy
 Employees Investment Plan                      0          $ 15,725,602.62

 Participants' Interest in Tandy
 Employees Investment Plan (Special
 Account) (Note F)                              0               367,071.61
                                     ------------          ---------------
                                     $          0          $ 16,354,805.77
                                     ============          ===============

The accompanying notes are an integral part of these financial statements.

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

                               1997            1996             1995
Investment Income:
 Interest-Other          $    3,646.31   $    26,833.12   $    38,374.39
 Dividends-Employer         200,412.80       298,751.24       337,273.65
                            -----------      ----------       ----------
                         $  204,059.11   $   325,584.36   $   375,648.04
 Less:Interest Expense               0                0                0
                         --------------  --------------    -------------
                         $  204,059.11   $   325,584.36   $   375,648.04
                         -------------     ------------     ------------

Realized Gain (Loss) on
Securities (Note C):
 Employer Securities   $  1,551,162.86   $ 5,778,022.93   $ 4,434,164.41
 Other Securities      $             0   $            0   $            0
                       ---------------   --------------   --------------
                       $  1,551,162.86   $ 5,778,022.93   $ 4,434,164.41
                       ---------------   --------------   --------------

Increase (Decrease) in
Unrealized Appreciation
of Investments (Note D)$  - 711,390.83   $-7,124,951.95  $  4,725,677.37
                       ---------------   --------------  ---------------

Contributions(Note A)  $             0   $            0  $             0
                       ---------------   --------------  ---------------

Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals           $    55,426.64    $   164,028.29  $     37,082.60
                       --------------    --------------  ---------------
                TOTAL  $ 1,099,257.78    $  -857,316.37  $  9,572,572.42
Less:
 Withdrawals of
 Participants'Interest   1,895,055.07      6,549,009.77     5,438,921.28
                         ------------      ------------     ------------

Net Increase (Decrease)
in Plan for the Years
Ending 3-31-97 and
 6-30-96/95            $   795,797.29    $ 7,406,326.14 $   4,133,651.14

Plan Equity at Beginning
of  Year 7-1-96/95/94   15,725,602.62     23,131,928.76    18,998,277.62
                        -------------     -------------    -------------

             SUB-TOTAL $14,929,805.33    $15,725,602.62 $  23,131,928.76

Net Assets Transferred
to Tandy Fund(Note K)  $14,929,805.33    $            0 $              0
                       --------------    -------------- ----------------

Plan Equity at End of
Year 3-31-97 and
 6-30-96/95             $            0   $15,725,602.62 $  23,131,928.76

The accompanying notes are an integral part of these financial statements.

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995


NOTE A - DESCRIPTION OF THE PLAN

The following description of the Tandy Employees Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.


General

Effective June 30, 1982, at the end of the Plan's fiscal year, the Tandy Employees Investment Plan ceased accepting applications and contributions. All employees eligible for participation in the Plan became eligible for participation in the new Tandy Employees Deferred Salary and Investment Plan which became effective July 1, 1982 (Reg. No. 33-39749). Also, see Note E.


Contributions

Through June 30, 1982, Tandy Corporation made contributions to the Plan equal to 80% of the participating employees' qualifying contributions. The participating employee contributed either 5% (qualifying contribution) or 10% (5% qualifying and 5% voluntary contributions).


Participants' Accounts

Participants' accounts are valued daily. As of the last day of each March, June, September and December, each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.

Vesting

The participants' accounts are fully vested, except for amounts credited to the account because of fraud or mistake of fact.

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE A - DESCRIPTION OF THE PLAN (continued)

Payments of Benefits

Payroll   deductions   made  for  a   participant's   Qualifying   or  Voluntary
Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.

                         TANDY EMPLOYEES INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.


                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                             PARTICIPATING EMPLOYER
                             ----------------------


                         NO. OF                         VALUE
                         SHARES          COST          3-31-97
                         ------          ----          -------
  COMMON STOCK
  ------------

Industrial
----------
  Tandy Corporation
  Common Stock             0        $          0     $          0
                                    ============     ============



                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                              UNAFFILIATED ISSUERS
                              --------------------

                              MARKETABLE SECURITIES
                              ---------------------


                                                          VALUE
                                        COST             3-31-97

  OTHER SECURITIES
  ----------------

Money Market Fund
-----------------
  Short-Term Money Market Fund     $         0       $          0
                                   ===========       ============

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status

The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.

NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:

                               1997             1996            1995

Participating Employer
Securities:

 Sales Price             $1,631,783.54    $6,048,830.26   $4,666,225.00
 Less Cost(Average Cost)     80,620.68       270,807.33      232,060.59
                             ---------       ----------      ----------
 Net Realized Gain       $1,551,162.86    $5,778,022.93   $4,434,164.41
                         =============    =============   =============

Unaffiliated Issuers'
Securities:

  Sales Price            $          0     $           0   $           0
  Less Cost(Average Cost)           0                 0               0
                         ------------     -------------   -------------
  Net Realized Gain      $          0     $           0   $           0
                         ============     =============   =============

The realized  gain or loss on the sale of  securities  for  financial  statement
reporting  is  prepared  in  conformity  with  generally   accepted   accounting
principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE C - REALIZED GAIN ON SECURITIES (continued)

A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.

NOTE D - UNREALIZED APPRECIATION

  The following reflects the increase (decrease) in unrealized appreciation:

                              1997            1996            1995
                              ----            ----            ----
  Unrealized
  Appreciation
  3-31-97 and
   6-30-96/95          $14,198,660.05   $14,910,050.88  $22,035,002.83
  Unrealized
  Appreciation
  7-1-96/95/94         14,910,050.88     22,035,002.83   17,309,325.46
                       -------------     -------------   -------------

  Change in
  Unrealized
  Appreciation
  3-31-97 and
   6-30-96/95         $  711,390.83     $ 7,124,951.95  $ 4,725,677.37
                      =============     ==============  ==============

The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE E - TRANSFER FROM OTHER PLANS

The Tandy Employees Supplemental Investment Plan ("SIP") was amended effective June 30, 1991 to terminate the SIP and consolidate the SIP's assets with the Plan in compliance with Internal Revenue Code Section 414(1).

NOTE F - TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

These Plan assets were received in 1978 from the Tandycrafts Employees Investment Plan, a Qualified Plan under Section 401 of the Internal Revenue Code, on the transfer of certain employees and their investment accounts to Tandy Corporation. These assets consisted of employer securities and conformed to both Plan agreements. This Special Account was created in order to preserve the participants' Tandycrafts Plan cost basis in the securities transferred for income tax considerations on subsequent distributions. Attached as Exhibit A is the report of examination for this Special Account.

OTE G - RELATED PARTY TRANSACTIONS

During 1997, 1996 and 1995 common stock of Tandy Corporation was sold to the Tandy Employees Deferred Salary and Investment Plan (now the Tandy Fund) and Tandy Corporation at its current market value on the transaction dates in the amount of $1,631,783.54, $6,048,830.26, and $4,666,225.00, respectively.

NOTE H - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Effective October 1, 1995, the Plan's Administrative Committee appointed Putnam Fiduciary Trust Company as the Plan's trustee and instructed Bank One Trust Company, NA (the previous trustee) to continue processing certain transactions until such conversion was complete. The conversion was subsequently completed on June 13,1997.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                        TANDY CORPORATION INVESTMENT PLAN
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995



NOTE I - UNIT VALUE

                                                            Valuation
     Quarter Ending           Number of Units                per Unit
     --------------           ---------------                --------
     June 30, 1996              25,521.7301                  $616.1652
     September 30, 1996         25,255.4314                   527.8743
     December 31, 1996          25,194.350                   3577.6367
     March 31, 1997             22,584.108                   4661.0757



NOTE J - CHANGES TO PLAN

None.  See Note K below.


NOTE K - MERGING OF THE PLAN

Effective March 31, 1997, the assets of the Tandy Employees Investment Plan were merged into the Tandy Fund, a defined contribution plan (individual account) with multiple participant-directed investment options which are intended to comply with Internal Revenue Code Section 404(c).

                             ADDITIONAL INFORMATION

                         TANDY EMPLOYEES INVESTMENT PLAN

                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                            YEAR ENDED MARCH 31, 1997


ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS


Identity
of Party    Relationship     Purchase       Selling      Lease
Involved      to Plan         Price          Price       Rental
--------      -------         -----          -----       ------
Tandy       401(k) Plan     $ 80,620.68   $1,631,783.54   $0
Fund        Sponsored
            by Tandy
            Corporation



                                 Current
 Expenses                        Value of
 Incurred          Cost          Asset on           Gain or
   with             of         Transaction          Loss on
Transaction        Asset           Date           Transaction
-----------        -----           ----           -----------
    $0         $ 80,620.68     $1,631,783.54     $1,551,162.86

                                   SIGNATURES




The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                Tandy Employees Investment Plan



                                By/s/ D. Johnson
                                     __________________________
                                           D. Johnson
                                Administrative Committee Member





                                By/s/ J. H. Bradley
                                     __________________________
                                          J. H. Bradley
                                Administrative Committee Member






Date September 10, 1997

                                Index to Exhibits



Exhibit                       Description                        Page
Number                        of  Exhibit                       Number
------                        -----------                       ------

  23                          Consent  of                         18
                              Independent
                               Accountant

                             Curtis B Morrison, CPA
                               4009 Seminole Trail
                              Granbury, Texas 76048
                              Metro (817) 279-0105

                                                                      EXHIBIT 23




              CONSENT OF INDEPENDENT ACCOUNTANT


I consent to the incorporation of my report dated March 31, 1997, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Investment Plan.


                                   /s/CURTIS B. MORRISON, CPA

Fort Worth, Texas
June 16, 1997

                                                                       EXHIBIT A






                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)



                                FORT WORTH, TEXAS




















                              REPORT OF EXAMINATION


                                 MARCH 31, 1997

                                 C O N T E N T S





Page


CERTIFIED  PUBLIC  ACCOUNTANT'S  REPORT  .  .  .  . . . . ..        3


STATEMENT  OF  FINANCIAL  CONDITION  .  .  .  . . . . . . ..        4


STATEMENT  OF  INCOME  AND  CHANGES  IN PLAN  EQUITY  . . ..        5


NOTES  TO  FINANCIAL  STATEMENTS  .  .  .  .  . . . . . . ..     6-11

                             Curtis B Morrison, CPA
                               4009 Seminole Trail
                              Granbury, Texas 76048
                              Metro (817) 279-0105

The Administrative Committee and Participants of
Tandy Employees Investment Plan (Special Account)
Fort Worth, Texas

                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan (Special Account) as of March 31, 1997 and June 30, 1996, and the related statement of income and changes in the plan equity for the nine months ended March 31, 1997 and for years ended June 30, 1996 and 1995. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan (Special Account) as of March 31, 1997 and June 30, 1996, and results of its changes therein for the nine months ended March 31, 1997 and the years ended June 30, 1996 and 1995, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/CURTIS  B.  MORRISON, CPA
Fort Worth, Texas
June 16, 1997
                                       -3-

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                                 MARCH 31, 1997
                                AND JUNE 30, 1996

                                   PLAN ASSETS


                                        3/31/97           6/30/96
                                        -------           -------
Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $0 in
 1997 and $5,222.33 in 1996)         $         0       $ 238,580.50
                                     -----------       ------------

Investments in Securities of
Unaffiliated Issuers (Note B):
 Marketable Securities -
  Common Stock (Cost $0 in
  1997 and $8,168.59 in 1996)       $          0      $  20,965.25
                                    ------------      ------------

  Other Securities - Short Term
  Money Market Fund(Cost $0 in
  1997 and $107,072.64 in 1996)                0        107,072.64
                                    $          0      $ 128,037.89
                                    ------------      ------------

Accrued Receivables:
 Interest                           $          0      $     453.22

                                    $          0      $ 367,071.61


                           LIABILITIES AND PLAN EQUITY


Liabilities                        $           0      $          0

Plan Equity:
 Participant's Interest in Tandy
 Employees Investment Plan
 (Special Account)                             0        367,071.61
                                   $           0      $ 367,071.61



The accompanying notes are an integral part of these financial statements.

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

                                   1997          1996            1995
                                   ----          ----            ----
Investment Income:
 Interest-Employer             $         0    $         0     $        0
 Interest-Other                   4,301.39       5,710.59       5,072.67
 Dividends-Employer               3,021.60       3,827.36       3,323.76
                                  --------       --------       --------
                               $  7,322.99    $  9,537.95     $ 8,396.43
 Less: Interest Expense        $         0    $         0     $        0
                               -----------    -----------     ----------
                               $  7,322.99    $  9,537.95     $ 8,396.43

Realized Gain (Loss) on
Securities (Note C):
 Employer Securities           $         0    $         0    $         0
 Other Securities                        0              0              0
                               -----------    -----------    -----------
                               $         0    $         0    $         0
                               -----------    -----------    -----------

Increase (Decrease) in
Unrealized Appreciation
of Investments (Note E)        $  7,027.75   $ -27,695.25    $  77,057.50
                                -----------   -- ---------    ------------

Contributions (Note A          $         0   $          0    $          0
                                -----------   ------------    ------------

Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals                    $        0   $           0    $          0
                                 ----------   -------------    ------------
               TOTAL            $14,350.74   $  -18,157.30    $  85,453.93
Less:
 Withdrawals of
 Participants' Interest                  0               0               0
                                 ----------   -------------    ------------

Net Increase (Decrease)
in Plan for the Years
Ending 3-31-97 and
 6-30-96/95                    $ 14,350.74   $  -18,157.30    $  85,453.93

Plan Equity at Beginning
of Year 7-1-96/95/94            367,071.61       385,228.91      299,774.98
           SUB-TOTAL           $381,422.35    $  367,071.61   $  385,228.91

Net Assets Transferred
to Tandy Fund (Note G)           381,422.35               0               0
Plan Equity at End of Year     $          0   $  367,071.61   $  385,228.91

The accompanying notes are an integral part of these financial statements.

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 and 1995

NOTE A - DESCRIPTION OF THE PLAN

General

This Special Account was funded in 1978 from securities and cash received by two employees of Tandy Corporation that were former employees of Tandycrafts, Inc., and were involved in the spin-off of the two corporations. This Special Account has accepted no employee or employer contributions at any time.

Participants' Accounts

Participants' accounts are valued daily. As of the last day of each March, June, September and December, each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.

Vesting

The participants' accounts are fully vested, except for amounts credited to the account because of fraud or mistake of fact.

Payments of Benefits

Payroll   deductions   made  for  a   participant's   Qualifying   or  Voluntary
Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE A - DESCRIPTION OF THE PLAN (continued)

distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, Tandycrafts, Inc. and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities
-----------------------

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.

                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                             PARTICIPATING EMPLOYER
                             ----------------------


                                 NO. OF                         VALUE
                                 SHARES          COST          3-31-97
                                 ------          ----          -------
  COMMON STOCK
  ------------

Industrial
  Tandy Corporation
  Common Stock                     0        $         0     $         0
                                            ===========     ===========

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995


NOTE A - DESCRIPTION OF THE PLAN (continued)



                    SCHEDULE OF INVESTMENTS IN SECURITIES OF
                    ----------------------------------------
                              UNAFFILIATED ISSUERS
                              --------------------


                              MARKETABLE SECURITIES
                              ---------------------


                                 NO. OF                         VALUE
                                 SHARES        COST            3-31-97
                                 ------        ----            -------

  COMMON STOCK
  ------------

Industrial
  InterTAN Inc.
  Common Stock                     0       $        0       $        0

  Tandycrafts, Inc.                0                0                0
                                           ----------       ----------

   TOTAL COMMON STOCKS                     $        0       $        0
                                           ==========       ==========




                                                               VALUE
                                            COST              3-31-97


  OTHER SECURITIES
  ----------------

Money Market Fund
  Short-Term Money Market Fund           $          0     $          0
                                         ============     ============

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status

The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:

                                         1997         1996        1995
                                      -----------  -----------  -------

Participating Employer
Securities:

  Sales Price                        $        0   $        0   $       0
  Less Cost (Average Cost)                    0            0           0
                                     ----------   ----------   ---------
  Net Realized Gain (Loss)           $        0   $        0   $       0
                                     ==========   ==========   =========


Unaffiliated Issuers'
Securities:

  Sales Price                        $        0   $        0   $       0
  Less Cost (Average Cost)           $        0   $        0   $       0
                                     ----------   ----------   ---------
  Net Realized Gain (Loss)           $        0   $        0   $       0
                                     ==========   ==========   =========


NOTE D - UNIT VALUE


                                                          Net Asset
   Quarter Ending          Number of Units            Valuation per unit
   June 30, 1996              595.0900                   $616.8338
   September 30, 1996         595.0900                    562.6882
   December 31, 1996          595.0900                    593.4689
   March 31, 1997             595.0900                    640.9490

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995

NOTE E - UNREALIZED APPRECIATION

  The following reflects the increase (decrease) in unrealized appreciation:


                                  1997          1996         1995
                               -----------  -----------    --------


  Unrealized
  Appreciation
  3-31-97 and
   6-30-96/95                 $253,182.58  $246,154.83  $273,850.08


  Unrealized
  Appreciation
  7-1-96/95/94                 246,154.83   273,850.08   196,792.58
                              -----------  -----------  -----------


  Change in
  Unrealized
  Appreciation
  3-31-97 and
   6-30-96/95                $  7,027.75  $ -27,695.25 $ 77,057.50
                              =========== ============ ===========


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                      FOR THE 9 MONTHS ENDED MARCH 31, 1997
                   AND THE YEARS ENDED JUNE 30, 1996 AND 1995


NOTE F - CHANGES IN PLAN

None.  See Note H below.


NOTE G - MERGING OF THE PLAN

Effective March 31, 1997, the assets of the Tandy Employees Investment Plan (Special Account) were merged into the Tandy Fund, a defined contribution plan (individual account) with multiple participant-directed investment options which are intended to comply with Internal Revenue Code Section 404(c).


NOTE H - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Effective March 31, 1997, the Plan's Administrative Committee appointed Putnam Fiduciary Trust Company as the Plan's trustee and instructed Bank One Trust Company, NA (the previous trustee) to continue processing certain transactions until such conversion was complete.The conversion was subsequently completed on June 13,1997.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                             ADDITIONAL INFORMATION

                TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                                 MARCH 31, 1997



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                      Description                      Current
     Issuer          of Investment        Cost          Value



*Tandy Corporation    Common Stock     $ 5,222.33    $252,429.50
                                       ----------    -----------


 InterTAN Inc.        Common Stock     $ 7,215.77    $  4,012.00
                                       ----------    -----------


 Tandycrafts, Inc.    Common Stock     $   952.82    $ 10,132.00
                                       ----------    -----------


 Money Market Fund    Short-Term
                      Money Market
                      Fund - Fluc-
                      tuating rate
                      of interest      $114,368.48  $114,368.48



*Party-in-Interest to Plan.